SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              PACKETPORT.COM, INC.
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                                (Name of Issuer)


                    COMMON STOCK, $.003 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   69521P109
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                                 (CUSIP Number)


                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 26, 1999
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69521P109                   13D                      Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GUSTAVE T. DOTOLI (1)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,150,000 (2)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,150,000 (2)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,150,000 (2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.18%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Constitutes the initial filing of Gustave Dotoli.
(2) Consists of (a) 700,000 shares of Common Stock (b) 300,000 shares of Common Stock issuable upon the exercise of options at $1.00 per share, (c) 75,000 shares of Common Stock issuable upon the exercise of options at $.50 per share and (d) 75,000 shares of Common Stock issuable upon the exercise of options at $.435 per share.

CUSIP No. 69521P109                   13D                      Page 3 of 5 Pages


     The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

     Item 1. Security and Issuer.
             -------------------

          This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, $.003 par value per share, of Packetport.com, Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

     Item 2. Identity and Background.
             -----------------------

          Items 2(a), 2(b), 2(c) This Statement is filed by Gustave Dotoli who resides at 245 Rutgers Place, Nutley, NJ 07110. Mr. Dotoli is employed by the Issuer as the Chief Operating Officer and is a Director of the Issuer.

          2(d), 2(e) During the past five years, Mr. Dotoli has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Dotoli was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f) Mr. Dotoli is a United States citizen.


     Item 3. Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

          The aggregate purchase price of the 700,000 shares of Common Stock acquired by Mr. Dotoli is $91,000 and was paid for using personal funds. The 450,000 options to purchase Common Stock were granted to Mr. Dotoli in consideration for services rendered.

     Item 4. Purpose of Transaction.
             ----------------------

          The 700,000 shares of Common Stock were acquired for investment purposes and depending on prevailing market prices and other factors, Mr. Dotoli may exercise his options or he may sell some or all of the Common Stock owned by him from time to time. Except as set forth above, Mr. Dotoli does not have any current plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
     Schedule 13D:

CUSIP No. 69521P109                   13D                      Page 4 of 5 Pages


     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

          (a) and (b) Mr. Dotoli beneficially owns an aggregate of 1,150,000 shares of Common Stock. Mr. Dotoli has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby.

          Mr. Dotoli acquired 700,000 shares of Common Stock at $.13 per share on December 3, 1999.

          On August 30, 2000, Mr. Dotoli acquired options to purchase 300,000 shares of Common Stock at an exercise price of $1.00 per option and exercisable between August 30, 2000 through August 30, 2005.

          On December 6, 2000, Mr. Dotoli acquired options to purchase 75,000 shares of Common Stock at an exercise price of $0.55 per option and exercisable between December 6, 2000 through December 6, 2005.

          On March 9, 2001, Mr. Dotoli acquired options to purchase 75,000 shares of Common Stock at an exercise price of $.4375 per option and exercisable between March 9, 2001 through March 9, 2006.

          Aggregated Mr. Dotoli beneficially own 1,150,000 shares.

          5(c) There were no transactions in shares of Common Stock of the Issuer by Mr. Dotoli effected during the past sixty days

          5(d) No person other than Mr. Dotoli is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.


          Item 5(e) Not applicable.


     Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  With
              ------------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

          None

     Item 7. Materials to be Filed as Exhibits.
             ---------------------------------

CUSIP No. 69521P109                   13D                      Page 5 of 5 Pages



                                   SIGNATURES


     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2002

                                               By: /s/ Gustave T. Dotoli
                                                  -----------------------------
                                                  Gustave T. Dotoli